UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 1-3157

INTERNATIONAL PAPER COMPANY

HOURLY SAVINGS PLAN

(Full title of the plan)

INTERNATIONAL PAPER COMPANY

6400 Poplar Avenue

Memphis, TN 38187

Telephone: (901) 419-9000

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

International Paper Company

Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Memphis, TN

June 26, 2007

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

(Amounts in thousands)

	2006	2005
ASSETS:
Investments, at fair value — Plan interest in Master Trust
(Notes 1, 2, 3, 4, and 5):
Participant-directed investments	$981,005	$947,401
Participant loans	57,367	59,455

Total investments — Plan interest in Master Trust	1,038,372	1,006,856

Receivables:
Participants’ contributions	567	2,599
Employer’s contributions	170	628

Total receivables	737	3,227

LIABILITIES:
Accrued expenses	(352)	(278)
Excess contributions payable	(180)	(293)

Total liabilities	(532)	(571)

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	1,038,577	1,009,512
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,000	(2,007)

NET ASSETS AVAILABLE FOR BENEFITS	$1,040,577	$1,007,505

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands)

	2006	2005
ADDITIONS:
Contributions:
Participants’ contributions	$67,016	$70,452
Employer’s contributions	18,870	19,836

Total contributions	85,886	90,288
Investment income — Plan interest in Master Trust
(Notes 1, 2, 3, 4, and 5)	92,538	28,055

Total additions	178,424	118,343

DEDUCTIONS:
Benefits paid to participants	118,965	85,343
Administrative expenses	1,494	1,594
Net transfers to other plans (Note 7)	24,893	7,789

Total deductions	145,352	94,726

NET INCREASE	33,072	23,617
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,007,505	983,888

End of year	$1,040,577	$1,007,505

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of the International Paper Company Hourly Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.

J.P. Morgan Retirement Plan Services (the “Recordkeeper”) is the recordkeeper for the Plan.

Eligibility to Participate—An employee is generally eligible to participate in the Plan upon the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or investment elections.

Participant Contributions—Participant contributions may be made on either a before-tax or an after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan.

Effective August 1, 2006, the Plan was amended to allow participants to make Roth 401(k) contributions in addition to before-tax and after-tax contributions.

Company Matching Contributions—As specified in an appendix to the Plan document, the Company matches 50% of participants’ contributions up to either 4% or 6% of a participant’s annual compensation, subject to certain limitations.

Company Fixed Contributions—As specified in an appendix to the Plan document, the Company makes contributions for employees at designated locations based on a set amount per hour worked. Company Fixed Contributions were a feature of the Box USA Group, Inc. Hourly Savings and Investment Plan that was merged into the Plan on December 31, 2004.

Retirement Savings Account—Effective January 1, 2005, the Plan was amended to add the Retirement Savings Account (“RSA”) provisions applicable to employees at designated locations. The Company makes an RSA contribution equal to 2.75% of the employee’s compensation.

Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus, and savings plans or traditional individual retirement accounts.

Investments—Participants direct the investment of their contributions, RSA contributions, and Company fixed contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants.

Prior to October 1, 2005, 50% of the Company’s matching contributions were invested in the Company Stock Fund (“Company Match Restricted”) and the remaining 50% were invested, as directed by the participant, into the various investment options offered by the Plan. Beginning in the year a participant reached age 55, or upon termination of employment, the participant could transfer all or part of his Company Match Restricted balance to the other investment options (the “Transfer Restriction”).

Effective October 1, 2005, the Plan was amended to remove the Transfer Restriction on Company matching contributions invested in the Company Stock Fund. Company matching contributions continue to be invested 50% in the Company Stock Fund and 50% as directed by the participant into the various investment options offered by the Plan, and participants may immediately transfer Company matching contributions from the Company Stock Fund to any of the other investment options.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, RSA contributions, the Company fixed contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions, RSA contributions, and Company fixed contributions, plus earnings thereon, after three years of completed service.

Participants also are fully vested in their Company Contribution Accounts upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.

Loans are repayable through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 5.0% to 10.5% at December 31, 2006 and 2005, respectively.

Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

To demonstrate the necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.

Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70-1/2.

The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. Effective October 1, 2005, the Plan was amended to provide that an automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover IRA unless the participant timely elects another form of distribution.

Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.

Administrative Expenses—All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $11,987 and $9,486, respectively. These accounts are used to reduce future employer contributions. During the years ended December 31, 2006 and 2005, employer contributions were reduced by approximately $512,000 and $616,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. The benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (Note 3). If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP does not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain discrimination tests defined under the Code are not satisfied. During 2006 and 2005, the Plan did not pass the non-discrimination requirements of Code Section 401(k) (the ADP Test) for employees eligible to participate in the Plan. As a result, for the years ended December 31, 2006 and 2005, approximately $180,000 and $293,000, respectively, of contributions were refundable to certain Plan participants and are included in other liabilities in the accompanying statement of net assets available for benefits.

Derivatives— Master Trust investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes for managing asset/liability mismatches, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•

To alter the risk/return characteristics of certain investments in the Master Trust. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.

The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.

3.	INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant distributions and administrative expenses. The investment policy portfolio is managed by Deutsche Asset Management. The contracts are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant distributions and administrative expenses. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

The investment contracts are classified as either guaranteed investment contracts (“GIC”) or synthetic investment contracts (“SIC”). A SIC differs from a GIC in that the Plan owns the assets underlying the investment of a SIC. The bank or insurance company issues a contract, referred to as a “wrapper,” that guarantees the value of the underlying investment for the duration of the SIC. The underlying investments of the SIC are stated at their fair value and determined by Deutsche Asset Management based on quoted market prices. The fair value of the wrapper contracts are estimated by converting the basis points assigned to the wrap fees into dollars. The investment contract portfolio is valued based on the contract value of the contracts held in aggregate by the portfolio.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust was approximately $1.4 billion at December 31, 2006 and 2005. The contract value of the investment contracts held by the Master Trust was approximately $1.4 billion at December 31, 2006 and 2005. The average yield earned by the entire fund for the years ended December 31, 2006 and 2005, was 5.65% and 5.12%, respectively. The average yield earned by the entire fund with an adjustment to reflect the actual interest rate credited to participants in the fund for the years ended December 31, 2006 and 2005, was 5.07% and 5.01%, respectively. This average yield is calculated by dividing the annualized earnings credited to participants in the fund by the fair value of all investments in the fund.

In addition to investment contracts, the investment contract portfolio includes a State Street Bank and Trust Company money market fund that had an aggregate fair value of approximately $10 million and $44 million at December 31, 2006 and 2005, respectively.

4.	MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2006 and 2005, are summarized as follows (in thousands):

	2006	2005
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$550,503	$666,098

RIC Master Trust Investment Account:
Conservative Smartmix Fund	60,434	55,218
Moderate Smartmix Fund	324,953	284,346
Aggressive Smartmix Fund	187,936	132,832
Cash	1,911	2,818

Total RIC Master Trust Investment Account	575,234	475,214

Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	95,946	96,904
Emerging Market Fixed Income Pool	47,916	44,735
Emerging Market Equity Pool	188,195	116,233
High Yield Bond Pool	20,961	18,225
Non-U.S. Developed Equity Pool	213,594	160,310
U.S. Small Cap Pool	154,035	150,740
U.S. Mid Cap Pool	164,835	142,145
U.S. Large Cap Pool	782,665	785,677

Total Commingled Investment Group Trust
Master Trust Investment Accounts	1,668,147	1,514,969

Open Brokerage Window	79,806	66,257
SSGA FDS Money Market Fund	795	539
International Paper Company common stock	—	16
Participant loans	114,330	118,244
Stable Value Fund Master Trust Investment Account	1,420,362	1,384,910

Total Master Trust net assets, at fair value	4,409,177	4,226,247
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	6,833	(6,915)

Total Master Trust net assets	$4,416,010	$4,219,332

Plan interest in the Master Trust, at fair value	$1,038,372	$1,006,856

Plan interest in the Master Trust as a percentage of total	24%	24%

The net investment income of the Master Trust for the years ended December 31, 2006 and 2005, is summarized below (in thousands):

	2006	2005
Master Trust investment income:
Net appreciation (depreciation) of investments at fair value:
Company Stock Fund Master Trust Investment Account	$14,448	$(170,470)
RIC Master Trust Investment Account:
Conservative Smartmix Fund	4,139	1,942
Moderate Smartmix Fund	40,870	19,802
Aggressive Smartmix Fund	27,747	12,045
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	4,264	2,172
Emerging Market Fixed Income Pool	4,259	4,110
Emerging Market Equity Pool	42,151	24,992
High Yield Bond Pool	1,495	296
Non-U.S. Developed Equity Pool	37,129	26,693
U.S. Small Cap Pool	21,137	6,323
U.S. Mid Cap Pool	22,404	12,818
U.S. Large Cap Pool	96,017	38,588
Open Brokerage Window	6,639	1,246
Net depreciation of investments at contract value:
Stable Value Fund Master Trust Investment Account	(3,733)	(4,468)

Total net appreciation (depreciation)	318,966	(23,911)

Interest and dividends:
Company Stock Fund Master Trust Investment Account	17,848	20,764
RIC Master Trust Investment Account:
Conservative Smartmix Fund	51	63
Moderate Smartmix Fund	252	969
Aggressive Smartmix Fund	251	744
Commingled Investment Group Trust
Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool	1	—
Emerging Market Equity Pool	2	—
Non-U.S. Developed Equity Pool	2	—
U.S. Small Cap Pool	2	1
U.S. Mid Cap Pool	2	—
U.S. Large Cap Pool	9	6
Participant loans	8,001	6,553
Stable Value Fund Master Trust Investment Account	74,571	73,019

Total interest and dividends	100,992	102,119

Total Master Trust investment income	$419,958	$78,208

Investment income — Plan interest in Master Trust	$92,538	$28,055

5.	RELATED-PARTY TRANSACTIONS

Certain of the Master Trust’s investments are units of master trust investment accounts managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,369,000 and $1,626,000 for the years ended December 31, 2006 and 2005, respectively.

Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions.

6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	TRANSFERS TO OTHER PLANS

The Company also sponsors the International Paper Company Salaried Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer. The following table summarizes the net transfers to other plans during 2006 and 2005 (in thousands):

	2006	2005
International Paper Company Salaried Savings Plan—net transfers due to changes in employment status	$2,519	$7,789
Verso Paper Retirement Savings Plan for Union Employees	22,374	—

Total net transfers to other plans	$24,893	$7,789

During 2006, as a result of the Company’s divestiture of its Coated Papers business, the Plan transferred approximately $22 million of participant balances to the Verso Paper Retirement Savings Plan in a one-time voluntary transfer option available to participants with outstanding loans in the Plan. Additionally, certain Coated Papers’ employees without outstanding loans voluntarily elected rollover distributions to the Verso Paper Retirement Savings Plan; these rollover distributions are included in the benefits paid to participants in the accompanying statements of changes of net assets available for benefits.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2005, the Company remitted participant contributions in the approximate amount of $93,300 to the Trustee later than required by Department of Labor Regulation 2510.3-102. The Company filed on a timely basis Form 5330 with the IRS and paid the required excise tax on the transaction. There were no late remittances of participant contributions during 2006.

10.	RECONCILIATION TO THE FORM 5500

For the years ended December 31, 2006 and 2005, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2006	2005
Net assets available for benefits:
Participant-directed investments, at fair value	$981,005	$947,401
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,000	(2,007)
Less participant brokerage accounts	(17,636)	(17,896)

Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$965,369	$927,498

******

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Various participants	Participant loans at interest rates of 5.0% to 10.5%, maturing through December 2016	*	*	$57,366,695
	American Century Brokerage	Participant brokerage accounts	*	*	17,635,800

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

By:	/s/ Robert Florio
Robert Florio, Plan Administrator

Date: June 26, 2007

Memphis, TN